UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Sinclair, Paul J
   2800 Rockcreek Parkway


   Kansas City, MO  64117-2551
2. Date of Event Requiring Statement (Month/Day/Year)
   5/28/99
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Cerner Corporation (CERN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr Partner - N.A. Operations
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 2,347               D   Direct
Common Stock                                                 757                 I   by Trust

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      09/09/97  09/09/21  Common Stock                 12,500     $15.000000 D           Direct
(right to buy)                  (1)
Non-Qualified Stock Option      04/30/06  04/30/07  Common Stock                 470        $17.040000 D           Direct
(right to buy)
Non-Qualified Stock Option      10/01/99  10/01/13  Common Stock                 2,500      $22.000000 D           Direct
(right to buy)                  (1)
Non-Qualified Stock Option      06/01/99  06/01/10  Common Stock                 16,850     $25.000000 D           Direct
(right to buy)                  (1)
Non-Qualified Stock Option      10/10/98  10/10/12  Common Stock                 2,500      $26.000000 D           Direct
(right to buy)                  (1)

Explanation of Responses:

(1)
The option becomes exercisable in ten equal installments, commencing one year after the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Sinclair, Paul J
DATE